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FORM 4                                                     OMB APPROVAL
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[ ] Check this box if no                            OMB Number:   3235-0287
    longer subject to                               Expires: September 30, 1998
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                                to Issuer (Check all applicable)
    O'Donnell,    Francis E., Jr.                 Eye Technology, Inc.     EYTC
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
    709 The Hamptons Lane                         Person (voluntary)             10/98          ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
                                                                             Date of Original     --------------------------------
   Town & Country, Missouri 63017                                            (Month/Year)    7. Individual or Joint/Group Filing
---------------------------------------------     --------------------                          (Check Applicable Line)
  (City)           (State)           (Zip)                                   -------------        X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person



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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                   (Print or Type Responses)                                                  (Over)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Series B Preferred Stock     3280 for 1   10/21/98   J(l)                61     (2)            Common Stk. 200,080
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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     10,369                   1(3)                    Regent Court
                                                      Technologies, a
                                                      Missouri partnership
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Explanation of Responses:

  (1) Regent Court Technologies, a Missouri partnership, contributed to the capital of the
      Issuer 61 shares of Series B convertible Preferred Stock.
  (2) Exercisable immediately upon approval by the Issuer's stockholders of an increase in the authorized number of shares of Common Stock.
  (3) Dr. O'Donnell is a partner in the Partnership and is the indirect beneficial owner of only 9/17 of the derivative securities held by the Partnership.

  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                     /s/ FRANCIS E. O'DONNELL, JR.           November 10, 1998
                                                               -------------------------------------------  ------------------
                                                                      **Signature of Reporting Person               Date

Note: File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.
                                                                                                                              Page 2
